SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2 )1

Ciber, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

17163B102
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

CHRISTOPHER P. DAVIS, ESQ.
KLEINBERG, KAPLAN, WOLF & COHEN, P.C.
551 5TH Avenue, 18th Floor
New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 694,669
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 694,669
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,457,575
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,457,575
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,457,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.23%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,152,244
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,152,244
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,152,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,491,144
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,491,144
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,491,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,491,144
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,491,144
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,491,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS AMERI HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS AMERI AND PARTNERS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS ROBERT G. PEARSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 20,000-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS DHRUWA N. RAI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 900
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned on February 9, 2017 (the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 2.	Identity and Background.
Item 2 is hereby amended and restated to read as follows:
(a)           This statement is filed by:
(i) Lone Star Value Co-Invest I, LP, a Delaware limited partnership ("Lone Star Value Co-Invest");
(ii) Lone Star Value Investors, LP, a Delaware limited partnership ("Lone Star Value Investors");
(iii) Lone Star Value Investors GP, LLC, a Delaware limited liability company ("Lone Star Value GP"), which serves as the general partner of Lone Star Value Co-Invest and Lone Star Value Investors;
(iv) Lone Star Value Management, LLC, a Connecticut limited liability company ("Lone Star Value Management"), which serves as the investment manager of Lone Star Value Investors and a certain managed account (the "Separately Managed Account");
(v) Jeffrey E. Eberwein, who serves as the manager of Lone Star Value GP and sole member of Lone Star Value Management;
(vi) AMERI Holdings, Inc., a Delaware corporation ("AMERI");
(vii) Ameri and Partners Inc., a Delaware corporation ("Ameri & Partners" and together with AMERI, "Ameri100");
(vii) Robert G. Pearse; and
(viii) Dhruwa N. Rai.
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
(b) The address of the principal office of each of Lone Star Value Co-Invest, Lone Star Value Investors, Lone Star Value GP, Lone Star Value Management and Mr. Eberwein is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870. The address of the principal office of each of AMERI and Ameri & Partners is 100 Canal Pointe Building, Princeton, New Jersey 08540. The officers and directors of each of AMERI and Ameri & Partners and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The address of the principal office of Mr. Pearse is 12610 Arroyo De Arguello, Saratoga, California 95070. The address of the principal office of Mr. Rai is 100 Canal Pointe Building, Princeton, New Jersey 08540.

(c) The principal business of each of Lone Star Value Co-Invest and Lone Star Value Investors is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of Lone Star Value Co-Invest and Lone Star Value Investors. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors and the Separately Managed Account. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management; he also serves as the Chairman of the Board of AMERI. AMERI is a holding company for Ameri & Partners. Ameri & Partners is a strategic consulting firm that brings a synergistic blend of classic consulting and product-based consulting services to its customer base, and is the wholly-owned operating subsidiary of AMERI. Mr. Pearse is a Managing Partner at Yucatan Rock Ventures, where he specializes in technology investments and consulting; he also serves as a director of AMERI. Mr. Rai is the former Vice President of Industrial Coatings at Axalta Coatings Systems Ltd. (formerly DuPont Performance Coatings), one of the largest coating companies in the world.
(d) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Other than as set forth here in this paragraph, no Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Eberwein and Lone Star Value Management are subject to an SEC administrative order dated February 14, 2017, File No. 3-17847 (the "Consent Agreement"). Without admitting or denying the findings set forth in the Consent Agreement, among other things, (A) Mr. Eberwein and Lone Star Value Management consented to ceasing and desisting from committing or causing any violations and any future violations of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rules 13d-1 and 13d-2 promulgated thereunder, (B) Mr. Eberwein consented to ceasing and desisting from committing or causing any violations and any future violations of Section16(a) of the Exchange Act and Rules 16a-2 and 16a-3 promulgated thereunder, (C) Mr. Eberwein agreed to pay a civil money penalty in the amount of $90,000 to the SEC, and (D) Lone Star Value Management agreed to pay a civil money penalty in the amount of $120,000 to the SEC. The Consent Agreement did not include any finding that (i) Mr. Eberwein and Lone Star Value Management or any of their affiliates committed any violations of the federal securities laws, or (ii) there was any harm to any investor in Lone Star Value Management.
(f) Messrs. Eberwein, Pearse, and Rai are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
The Shares purchased by Lone Star Value Co-Invest, purchased by Lone Star Value Investors and held in the Separately Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 694,669 Shares beneficially owned by Lone Star Value Co-Invest is approximately $294,802, including brokerage commissions. The aggregate purchase price of the 3,457,575 Shares beneficially owned by Lone Star Value Investors is approximately $2,233,593, including brokerage commissions. The aggregate purchase price of the 338,900 Shares held in the Separately Managed Account is approximately $743,773, including brokerage commissions.  The aggregate purchase price of the 20,000 Shares beneficially owned by Mr. Pearse is approximately $70,494, including brokerage commissions. The aggregate purchase price of the 900 Shares beneficially owned by Mr. Rai is approximately $1,215, including brokerage commissions.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On March 9, 2017, Lone Star Value Co-Invest (together with the other Reporting Persons, the "Shareholder Group") delivered a letter to the Issuer (the "Nomination Letter") nominating the Nominees, as set forth therein, for selection to the Board at the Issuer's 2017 annual meeting of shareholders (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting"). The Reporting Persons believe the nominees Robert G. Pearse and Dhruwa N. Rai (the "Nominees") are highly qualified director nominees who will be fully committed to ensuring that the best interests of stockholders are properly prioritized.
AMERI has proposed to merge AMERI and the Issuer companies for consideration of $0.75 per Share consisting of a combination of cash, stock of the new company ("NewCo"), and AMERI 9% Series A Preferred Stock, which was recently created and issued. The Issuer's stockholders will have the ability to elect to receive, subject to proration, for each Share held: (i) $0.75 in cash; or (ii) $0.75 worth of NewCo common stock based on an exchange ratio of 0.115; or (iii) $0.75 worth of AMERI 9% Series A Preferred Stock; or (iv) a combination thereof.
As more fully explained in the press release (the "Press Release") issued by the Shareholder Group on March 13, 2017, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, the Shareholder Group is concerned that the Board has not demonstrated a proper commitment to stockholder interests and value to open-mindedly and dutifully explore all options to maximize value.
The Shareholder Group believes the prudent action of the Issuer would be to discuss without delay a potential business combination between the Issuer and AMERI that AMERI believes would yield significant synergies and create substantial value for the Issuer's stockholders. The Shareholder Group believes that a merger with Ameri100 would benefit the Issuer's customers, employees and stockholders by converting its business model to a hybrid US/India-based company with the ability to offer clients a broader and better service offering.
The Shareholder Group calls for a full and fair strategic review process to engage in good faith negotiations with Ameri100. The Shareholder Group believes that the Issuer's shareholders need a refreshed Board focused on maximizing shareholder value capable of considering all possibilities. The Nominees are two highly-qualified candidates committed to this maximization and the exploration of all strategic alternatives, which may include the sale of the Issuer to the highest qualified bidder, with no preference to AMERI.

Item 5.	Interest in Securities of the Issuer.
Item 5(a)-(c) are hereby amended and restated to read as follows:
The aggregate percentage of Shares reported owned by each person named herein is based upon 81,646,269 Shares outstanding as of November 4, 2016, which is the total number of Shares reported outstanding in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2017.
A.	Lone Star Value Co-Invest
(a)	As of the close of business on March 13, 2017, Lone Star Value Co-Invest beneficially owned 694,669 Shares.
Percentage: Less than 1%
(b)
1. Sole power to vote or direct vote: 694,669
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 694,669
 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Co-Invest Since the filing of Amendment 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B.	Lone Star Value Investors
(a)	As of the close of business on March 13, 2017, Lone Star Value Investors beneficially owned 3,457,575 Shares.
Percentage: Approximately 4.2%
(b)
1. Sole power to vote or direct vote: 3,457,575
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,457,575
 4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Investors has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

C.	Lone Star Value GP
(a)
Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the aggregate 4,152,244 Shares owned by Lone Star Value Co-Invest and Lone Star Value Investors.

Percentage: Approximately 5.1%
(b)
1. Sole power to vote or direct vote: 4,152,244
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,152,244
 4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Lone Star Value Co-Invest since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

D.	Lone Star Value Management
(a)
As of the close of business on March 13, 2017, 338,900 Shares were held in the Separately Managed Account. Lone Star Value Management, as the investment manager of Lone Star Value Co-Invest, Lone Star Value Investors, and the Separately Managed Account, may be deemed the beneficial owner of the (i) 694,669 Shares owned by Lone Star Value Co-Invest, (ii) 3,457,575 Shares owned by Lone Star Value Investors, and (iii) 338,900 Shares held in the Separately Managed Account.

Percentage: Approximately 5.5%
(b)
1. Sole power to vote or direct vote: 4,491,144
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,491,144
 4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the Shares on behalf of the Separately Managed Account since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Lone Star Value Co-Invest since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

E. Mr. Eberwein
(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 694,669 Shares owned by Lone Star Value Co-Invest, (ii) 3,457,575 Shares owned by Lone Star Value Investors, and (iii) 338,900 Shares held in the Separately Managed Account.

Percentage: Approximately 5.5%
(b)
1. Sole power to vote or direct vote: 4,491,144
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,491,144
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Lone Star Value Co-Invest since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

F.	AMERI
(a)	As of the close of business on March 13, 2017, AMERI did not beneficially own any Shares.
Percentage: 0%
(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	AMERI has not entered into any transactions in the Shares during the past 60 days.
G.	Ameri & Partners
(a)	As of the close of business on March 13, 2017, Ameri & Partners did not beneficially own any Shares.
Percentage: 0%
(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ameri & Partners has not entered into any transactions in the Shares during the past 60 days.
H.	Mr. Pearse
(a)	As of the close of business on March 13, 2017, Mr. Pearse beneficially owned 20,000 Shares.
Percentage: Less than 1%
(b)
1. Sole power to vote or direct vote: 20,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,000
 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Pearse has not entered into any transactions in the Shares during the past 60 days.

I.	Mr. Rai
(a)	As of the close of business on March 13, 2017, Mr. Rai beneficially owned 900 Shares.
Percentage: Less than 1%
(b)	1. Sole power to vote or direct vote: 900 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 900 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Rai has not entered into any transactions in the Shares during the past 60 days.
The Reporting Persons, as members of a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
On March 9, 2017, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to form a group for the purpose of (i) soliciting written consents or proxies for the election of the Nominees to the Board at the Annual Meeting (the "Solicitation"), (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing, and (c) AMERI agreed to bear all pre-approved expenses incurred in connection with the solicitation. A copy of the Joint Filing and Solicitation Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.
Pursuant to letter agreements, Lone Star Value Co-Invest and Ameri100 have agreed to indemnify each of the Nominees against claims arising from the Solicitation and related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.
Each of the Nominees has granted Mr. Eberwein powers of attorney in connection with the Solicitation. A form of the power of attorney agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibits:
99.1	Press Release, dated March 13, 2017.
99.2	Joint Filing and Solicitation Agreement, dated March 9, 2017.
99.3	Form of Indemnification Agreement.
99.4	Form of Power of Attorney.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  March 13, 2017

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN Individually and as attorney-in-fact for Robert G. Pearse and Dhruwa N. Rai

AMERI Holdings, Inc.

By:	/s/ Jeffrey E. Eberwein
	Name:	Giri Devanur
	Title:	President and Chief Executive Officer

Ameri and Partners Inc.

By:	/s/ Jeffrey E. Eberwein
	Name:	Giri Devanur
	Title:	President and Chief Executive Officer

SCHEDULE A
Directors and Officers of AMERI Holdings, Inc.
Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey E. Eberwein Chairman*
Robert G. Pearse Director*
Dhruwa N. Rai Director*
Giri Devanur President, Chief Executive Officer and Director	President and Chief Executive Officer of AMERI Holdings, Inc. ("AMERI") and Chief Executive Officer of Ameri and Partners Inc. ("Ameri & Partners")	100 Canal Pointe Building Princeton, New Jersey 08540	India
Srinidhi "Dev" Devanur Executive Vice Chairman	Executive Vice Chairman of AMERI and Chairman of Ameri & Partners	100 Canal Pointe Building Princeton, New Jersey 08540	India
Dimitrios J. Angelis Director	Company Director	100 Canal Pointe Building Princeton, New Jersey 08540	United States
Dr. Arthur M. Langer Director	Company Director & Academic Director and Faculty member of the Executive Masters in Technology Management at Columbia University	100 Canal Pointe Building Princeton, New Jersey 08540	United States
Venkatraman Balakrishnan Director	Company Director Chairman of Exfinity Venture Partners	100 Canal Pointe Building Princeton, New Jersey 08540	India
Brunda Jagannath	Vice President of Finance of AMERI and Chief Financial Officer of Ameri & Partners	100 Canal Pointe Building Princeton, New Jersey 08540	India

*Jeffrey E. Eberwein, Robert G. Pearse, and Dhruwa N. Rai are Reporting Persons and, as such, the information with respect to such persons called for by Item 2 of Schedule 13D is set forth therein.

Directors and Officers of Ameri and Partners Inc.
Name and Position	Principal Occupation	Principal Business Address	Citizenship

Srinidhi "Dev" Devanur Chairman	Executive Vice Chairman of AMERI and Chairman of Ameri & Partners	100 Canal Pointe Building Princeton, New Jersey 08540	India
Giri Devanur Chief Executive Officer	President and Chief Executive Officer of AMERI and Chief Executive Officer of Ameri & Partners	100 Canal Pointe Building Princeton, New Jersey 08540	India
Srirangan Rajagopal Executive Vice President	Executive Vice President of Ameri & Partners	100 Canal Pointe Building Princeton, New Jersey 08540	India
Carlos Fernandez Executive Vice President, USA	Executive Vice President, USA of Ameri & Partners	100 Canal Pointe Building Princeton, New Jersey 08540	USA
Brunda Jagannath	Vice President of Finance of AMERI and Chief Financial Officer of Ameri & Partners	100 Canal Pointe Building Princeton, New Jersey 08540	India

SCHEDULE B
Transactions in the Securities of the Issuer During the Past Sixty Days
Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale

LONE STAR VALUE CO-INVEST I, LP

400	0.3600	02/10/2017
34,054	0.3600	02/13/2017
2,545	0.3600	02/14/2017
2,300	0.3600	02/15/2017
400	0.3600	02/16/2017
10,000	0.3475	02/17/2017